MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York , NY   10010

February 17, 2011

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott
Office of Insurance Products
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay VP Series Fund, Inc. (File Nos. 002-86082 and 811-03833)

Dear Mr. Scott:

Electronically transmitted via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), is Post-Effective Amendment No. 54 to the registration statement on Form N-1A of MainStay VP Series Fund, Inc. (“Company”) under the Securities Act and Amendment No. 55 to the Company’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (“Amendment”).  On behalf of the Company, please accept this letter as a request that the Staff of the Securities and Exchange Commission (“SEC”) afford the Amendment selective review in accordance with Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC -13768”).

I.	Background

As discussed in a letter to William Kotapish dated January 4, 2011, and in a Prospectus supplement dated February 2, 2011,1 as part of an ongoing effort to promote consistency and efficiencies in the corporate organization and product offerings of the MainStay Group of Funds, New York Life Investment Management LLC (“New York Life Investments”) intends to propose for the consideration of the Board of Directors (“Board”) of the Company the redomiciliation of the Company from a Maryland corporation to a Delaware statutory trust.   In order to effect the redomiciliation, New York Life Investments intends to propose for the Board’s consideration the reorganization of each Portfolio of the Company (“Portfolio”) into a corresponding “shell” series of a new Delaware statutory trust called MainStay VP Funds Trust (“Trust”).  If approved by the Board, it is expected that the reorganizations will be carried out in accordance with the terms of an Agreement and Plan of Reorganization between the Company and the Trust that will provide for (1) the acquisition of all of the assets of a Portfolio by a corresponding series (“New Portfolio”) of the Trust, in exchange for shares of the New Portfolio and the assumption of all liabilities of the Portfolio by the corresponding New Portfolio and (2) the subsequent liquidation of the Portfolio (“Reorganization).2   Following the Reorganization, in reliance on Rule 414 under the Securities Act, the Trust intends to become the successor issuer to the Company such that the Trust will treat any Securities Act registration statements filed by the Company prior to the Reorganization as its own and will continue the offerings registered thereby following the Reorganization.

[1]	See http://www.sec.gov/Archives/edgar/data/887340/000114420411005462/v209753_497.htm (SEC Accession No. 0001144204-11-005462).

February 17, 2011 Page 2

II.	Purpose of the Amendment

The purpose of the Amendment is to disclose the Reorganization and to make other conforming disclosure changes to the Prospectus and Statement of Additional Information (“SAI”).  In addition, the Amendment contains such other usual and customary changes typically made as part of the “annual update” to the Company’s registration statement.  In this regard, the Amendment contains certain other non-material disclosure changes designed to clarify and improve the disclosure, and to make the Portfolios’ disclosure consistent with other MainStay Group of Funds prospectuses.  However, the Company believes that such changes would not otherwise be required in a Rule 485(a) filing pursuant to the Securities Act.

III.	Selective Review Request

The Portfolios’ Prospectus and SAI have previously been subject to comprehensive Staff review and comment.  The Company filed a post-effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act on February 8, 2010, in order to, among other things, implement the Company’s compliance with the disclosure requirements adopted by the SEC in Investment Company Act Release No. 28584 (Jan. 13, 2009).  Following the Staff’s review of the Rule 485(a) filing, the Company received, and responded to, oral comments from the Staff covering a wide variety of disclosure-related issues. The Company then filed a post-effective amendment pursuant to Rule 485(b) under the Securities Act on April 15, 2010, that incorporated the responses to the Staff’s comments.

In light of the review of the Portfolios’ Prospectus and SAI discussed above, the Company believes that the Amendment should be afforded selective review pursuant to the guidance set forth in IC-13768.  Selective review would serve to expedite the review process, as well as use the Staff’s time more effectively.  In this regard, the Company hereby requests selective review of the Prospectus and SAI limited to the following disclosure, which reflects the anticipated transition of the Portfolios from the Company to the Trust:

•	The Subsection of the Prospectus entitled “Who Runs the Portfolios’ Day to Day Business?” in the “The Fund and its Management” Section.

[2]	Under Maryland law, the organizational documents of the Company and applicable federal law, the Reorganization may be conducted without shareholder approval.

February 17, 2011 Page 3

•	The introductory paragraphs to the Financial Highlights in the Prospectus.

•	Description of MainStay VP Funds Trust on page 1 of the SAI.

•	The General Information Section of the SAI.

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Please contact the undersigned at 973.394.4436 or J. Kevin Gao at 973.394.4450 should you have any questions regarding this matter.

Sincerely,

/s/ Kevin M. Bopp
Kevin M. Bopp
Assistant Secretary

cc:           J. Kevin Gao
Sander M. Bieber